Exhibit 99.1

ABN 37 080 699 065

Notice of Annual General Meeting and
Explanatory Memorandum

Alterity Therapeutics Limited:	ACN 080 699 065

Date of Meeting:	Friday 12th November 2021

Time of Meeting:	9:00am (AEDT) Registration from 8:45am

Voting ahead of attending the Meeting

Voting: Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 9:00am (AEDT) Wednesday, 10th November 2021, rather than attending the meeting in person. Instructions for lodging proxies are included on your personalised proxy form, or in the link that you received if you provided an email address. Alternatively, you will be able to vote ahead of the Meeting via https://www.investorvote.com.au/Login using the control number of 135940. On the Meeting Day, you will be able to vote via https://web.lumiagm.com/302530726 on your smartphone, tablet or computer. More information regarding participating in the meeting online including browser requirements are set out in the letter to Shareholders regarding the AGM arrangements released to ASX under the Company’s code ATH on or about October 2021. Where applicable, arrangements may be made for direct voting as provided for in clause 17.7 of the Constitution by shareholders, proxies, corporate representatives and holders of powers of attorney.

Questions on Notice and Attending: To attend the virtual Meeting, please register yourself 2 business days ahead of the Meeting date at https://alteritytherapeutics.zoom.us/webinar/register/WN_tnN_EaplQY6TQRaOz1cvlg. If you intend to ask a question it is important to include your HIN/SIN in the registration. Only shareholders will be permitted to ask questions with the option to submit in writing or ask verbally.

If you have questions in advance of the meeting these can be directed to the Company Secretary, Mr Phillip Hains by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”.

Please note that if Government directives or other restrictions prohibit physical meetings or make holding a physical meeting impractical, the Company may restrict attendance to participation by Zoom only. Because conditions and potential restrictions or other requirements for meetings relating to Covid-19 can change rapidly, if it becomes necessary or appropriate to make alternative arrangements to those set out in this Notice of Meeting the Company will announce the alternative arrangements to ASX. Shareholders are encouraged to check for announcements at the ASX website www.asx.com.au under the Company’s code ATH.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the 2021 Annual General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held virtually on Friday, 12 November 2021 at 9:00am (AEDT), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 6 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2020 Annual Financial Statements

To receive and consider the 2021 Annual Financial Statements of the Company in respect of the year ended 30 June 2021 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company’s auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2021 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2021 as disclosed in the Directors’ Report is adopted.”

Voting Exclusion and Restriction Statement:

A vote on Resolution 1 must not be cast (in any capacity) by, or on behalf of any of the following persons (referred to herein as “Restricted Voters”):

●	a member of the key management personnel of the Company (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2021; or

●	a closely related party of a KMP.

However, a person (“voter”) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies how the proxy is to vote on the Resolution 1. The Chairman may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote and the proxy appointment expressly authorises the Chairman to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the KMP.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

●	a spouse, child or dependent of the member;
●	a child or dependent of the member’s spouse;
●	anyone else who is one of the member’s family and may be expected to influence, or be influenced by, the member in the member’s dealings with the Company;
●	a company the member controls; or

NOTICE OF 2021 ANNUAL GENERAL MEETING

●	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 6 of this Notice of Annual General Meeting.

Further details in respect of Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Director – Mr. Geoffrey Kempler

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Geoffrey Kempler, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3 – Re-Election of Director – Mr. Tristan Edwards

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Tristan Edwards, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #4 – Re-Election of Director – Dr. David Sinclair

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Dr. David Sinclair, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #5 – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 53,066,700 fully paid ordinary shares at A$0.0504 (5.04 Australian cents) per share to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approval or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or

NOTICE OF 2021 ANNUAL GENERAL MEETING

●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Further details in respect of this Resolution 5 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #6 – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 322,857,900 fully paid ordinary shares at A$0.0532 (5.32 Australian cents) per share to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approval or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Further details in respect of this Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

SPECIAL BUSINESS

Special Resolution – Resolution #7 – Approval of 10% Placement issue

To consider and, if thought fit, pass the following as a special resolution:

“THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to issue equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum which accompanied and formed part of this Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

NOTICE OF 2021 ANNUAL GENERAL MEETING

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 6 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 7 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board;

Alterity Therapeutics Limited

Dated: 11 October 2021

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Annual General Meeting.

NOTICE OF 2021 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)   one proxy if the Shareholder is only entitled to one vote; and

(b)   one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-      online by visiting www.investorvote.com.au

-      by returning a completed Proxy Form by post to:

Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-      by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-      for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolution (this includes Resolution 1, unless you are not eligible to vote on Resolution 1) even though Resolution 1 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Proxies that are undirected on Resolution 1

If you are eligible to vote on Resolution 1 and you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct the Chairman how to vote on Resolution 1, your shares will be voted in favour of Resolution 1, unless you indicate otherwise by marking the applicable box on the proxy form.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of theCorporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 10 November 2021 at 7:00pm (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolution

Resolution 7 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

2021 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of the 2021 Annual General Meeting (“Meeting”) to be held virtually on Friday, 12 November 2021 at 9:00am (AEDT).

The Notice of the 2021 Annual General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2021 Annual Financial Statements

The 2021 Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2021 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2021 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2021 Annual Financial Statements.

The Company’s 2021 Annual Financial Statements are set out in the Company’s 2021 Annual Report which can be obtained from the Company’s website, www.alteritytherapeutics.com or upon request to the Company Secretary by email to phillip@thecfo.com.au or to the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution – Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on whether to adopt the Remuneration Report for the year ended 30 June 2021.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (“AGM”) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2020 Annual Financial Statement was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event 25% or more of the votes that are cast at the 2021 AGM are against the adoption of the 2021 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2021 Remuneration Report, shareholders should be aware if there is a ‘no’ vote of 25% or more for the same resolution at the 2022 AGM it may result in the re-election of the Board.

EXPLANATORY MEMORANDUM

The Remuneration Report is contained within the 2021 Annual Report.

You may access the Annual Report by visiting the Company’s website www.alteritytherapeutics.com.

Voting Restrictions

Note that a voting exclusion applies to Resolution 1 in the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the 2021 Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote on Resolution 1, provided however that the Chairman may vote undirected proxies on behalf of persons eligible to vote on Resolution 1 where expressly authorised to do so on the proxy form.

Ordinary Resolution – Resolution #2: Re-Election of Director – Geoffrey Kempler

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Geoffrey Kempler retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	11 November 1997
Last elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience and expertise	Mr Kempler has served as Chairman of the Board of Directors since November 1997, between November 1997 and August 2004 he served as the Chief Executive Officer, and again assumed the position of Chief Executive Officer from June 2005 until January 2021. Mr Kempler has continued as non-executive Chairman since January 2021. Mr Kempler is one of the founders of the Company. Mr Kempler is a qualified psychologist. Mr Kempler has extensive experience in investment and business development and has been responsible for the implementation of the company’s strategic plan and the commercialisation of the company’s technology.

EXPLANATORY MEMORANDUM

Other current directorships	Nil
Former directorships in last 3 years	Opthea Limited (30 November 2015 to 12 October 2020)
Committees	Nil
Interests in shares and options	Ordinary shares	18,011,000
	Options over ordinary shares	19,000,000

Ordinary Resolution – Resolution #3 – Re-Election of Director – Tristan Edwards

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Tristan Edwards retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	5 April 2019
Last elected by shareholders	5 April 2019
Qualifications	BCom,
Experience and expertise	Mr Edwards is the co-founder and President of Life Biosciences LLC. Tristan has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience, following a 16-year investment career spanning leading financial organizations across Australia, London, HK and Singapore. His professional background has been in senior investment roles at leading financial groups such as Goldman Sachs, Brevan Howard, Trafalgar Capital and Mosaic Asset Management. He started his career as an analyst with the Australian Commonwealth Department of Finance. Tristan has a degree in Commerce from the University of Tasmania, and held the CFA, CMT and CPA designations.

EXPLANATORY MEMORANDUM

Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	7,000,000

Ordinary Resolutions – Resolutions #4 – Re-Election of Director

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Dr David Sinclair retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	5 April 2019
Last elected by shareholders	5 April 2019
Qualifications	Ph.D., A.O.
Experience and expertise	Dr. Sinclair is the co-founder and chairman of Life Biosciences LLC. He is also a tenured professor in the Department of Genetics at Harvard Medical School, a co-director of the Paul F. Glenn Center for Biology of Aging Research, and serves on the non-profit boards of the American Federation for Aging Research and the Sanford Lorraine Cross Award. Dr. Sinclair is regarded as one of the world’s leading researchers on aging and age-associated diseases, with key contributions to understanding why we age and how to slow and even reverse the process. He has co-founded multiple biotechnology and genomics companies working on aging, neurological, metabolic, infectious and rare diseases. He has received more than 35 awards for his medical research, innovation, and teaching. In 2014, he was named in TIME Magazine’s “100 Most Influential People in the World” and in 2018 was named in TIME Magazine’s “50 Most Influential People in Health Care”. In 2018 Dr Sinclair was appointed an Officer of the Order of Australia for “distinguished service to medical research into the biology of aging and lifespan extension, as a geneticist and academic, to biosecurity initiatives, and as an advocate for the study of science”.

Other current directorships	EdenRoc Sciences, Life Biosciences (both privately held)
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	7,000,000

EXPLANATORY MEMORANDUM

Ordinary Resolution – Resolutions #5 – Ratification of prior issue of shares

Resolution 5 seeks shareholder ratification for the purposes of ASX Listing Rule 7.4 for the prior issue of the 53,066,700 fully paid ordinary shares at an issue price of A$0.0504 (5.04 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company, raising approximately A$2.675 million before costs.

The shares were issued on under the placement capacity available to the Company under ASX Listing Rule 7.1 and an Appendix 2A for the issue of the shares was released to ASX on 11 February 2021.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1.

If shareholders pass Resolution 5 then the fully paid ordinary shares the subject of Resolution 5 will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The fully paid ordinary shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 5 then the fully paid ordinary shares the subject of Resolution 5 will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The securities were issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company.

●	The total number of securities issued was 53,066,700 fully paid ordinary shares.

●	The shares issued will have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares.

●	The shares were issued on 11 February 2021 and an Appendix 2A was released to ASX on that date.

●	The shares were issued at $0.0504 (5.04 cents) per share.

●	Approximately A$2.675 million before costs was raised from the issue of the shares the subject of Resolution 5. Funds raised have been, or will be, used to further research and development activities and to provide on- going working capital.

●	A voting exclusion for Resolution 5 is contained in the Notice accompanying this Memorandum.

EXPLANATORY MEMORANDUM

Ordinary Resolution – Resolutions #6 – Ratification of prior issue of shares

Resolution 6 seeks shareholder ratification for the purposes of ASX Listing Rule 7.4 for the prior issue of the 322,857,900 fully paid ordinary shares at an issue price of A$0.0532 (5.32 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company, raising approximately A$17.176 million before costs.

The shares were issued on under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A and an Appendix 2A for the issue of the shares was released to ASX on 5 July 2021.

Of the aggregate 322,857,900 shares issued, 251,575,797 shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1 and the remaining 71,282,103 shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1A.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 and/or 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or 7.1A. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1 and/or 7.1A.

If shareholders pass Resolution 6 then the fully paid ordinary shares the subject of Resolution 6 will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The fully paid ordinary shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 6 then the fully paid ordinary shares the subject of Resolution 6 will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The securities were issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company.

●	The total number of securities issued was 322,857,900 fully paid ordinary shares.

●	The shares issued will have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares.

●	The shares were issued on 5 July 2021 and an Appendix 2A was released to ASX on that date.

●	The shares were issued at $0.0532 (5.32 cents) per share.

●	Approximately A$17.176 million before costs was raised from the issue of the shares the subject of Resolution 6. Funds raised have been, or will be, used to further research and development activities and to provide on- going working capital.

●	A voting exclusion for Resolution 6 is contained in the Notice accompanying this Memorandum.

EXPLANATORY MEMORANDUM

Special Resolution – Resolution #7 Approval of 10% placement facility

1. General

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity as at the date of the Notice.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). Equity securities under the 10% Placement Facility may only be issued for cash consideration. The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital.

If shareholders pass Resolution 7, the Company may be able to issue the number of equity securities under the 10% Placement Facility in accordance with the formula prescribed by ASX Listing Rule 7.1A.2 (as set out below). If Resolution 7 is not passed by shareholders then the Company will not be able to issue Equity Securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 7 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this resolution.

2.	Description of ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

(b)	Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being fully paid ordinary Shares.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may issue or agree to issue, during the 12-month period after the date of the AGM, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(B)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 exception 9 where:

●	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

EXPLANATORY MEMORANDUM

●	the issue of, or agreement to issue, the convertible securities was approved, or take under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(C)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

●	the agreement was entered into before the commencement of the relevant period; or

●	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(D)	plus the number of partly paid shares that became fully paid in the 12 months;

(E)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(F)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires on the earlier to occur of:

(A)	the date and time that is 12 months after the date of the AGM at which the approval is obtained; or

(B)	the date and time of the subsequent AGM after the AGM at which the approval is obtained; or

(C)	the date and time of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (10% Placement Period).

EXPLANATORY MEMORANDUM

3.	ASX Listing Rule 7.1A

The effect of Resolution 7 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 7 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)	If Resolution 7 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

(c)	There is a risk that:

(A)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(B)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

EXPLANATORY MEMORANDUM

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the Deemed Price (defined below).

Variable “A” in ASX Listing Rule 7.1A.2		Dilution
		$0.015	$0.03	$0.045
		50% decrease in Deemed Price	Deemed Price	50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	240,687,457 Shares	240,687,457 Shares	240,687,457 Shares
2,406,874,578 Shares	Funds raised	$3,610,312	$7,220,624	$10,830,936
50% increase in current Variable A	10% Voting Dilution	361,031,186 Shares	361,031,186 Shares	361,031,186 Shares
3,610,311,867 Shares	Funds raised	$5,415,468	$10,830,936	$16,246,403
100% increase in current Variable A	10% Voting Dilution	481,374,915 Shares	481,374,915 Shares	481,374,915 Shares
4,813,749,156 Shares	Funds raised	$7,220,624	$14,441,247	$21,661,871

* Please note that the current number of shares on issue shown above is correct at the date of the Notice.

The table has been prepared on the following assumptions:

(i)	The share figures are as at 30 September 2021

(ii)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(iii)	No unlisted options and/or warrants are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A;

(iv)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(v)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(vi)	The price of ordinary securities is deemed for the purposes of the table above to be $0.03, being the closing price of the Company’s listed securities on ASX 30 September 2021 (Deemed Price). The Deemed Price is indicative only and does not consider any discount to market that the securities may be placed at; and

(vii)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(d)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 7 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

EXPLANATORY MEMORANDUM

(e)	The Company may only seek to issue the equity securities under the 10% Placement Facility for cash consideration. The Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the equity securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new assets or investments, provided the equity securities were issued for cash consideration.

(f)	The Company previously obtained approval for the 10% Placement Facility at its 2012, 2013, 2015, 2016, 2017, 2018, 2019 and 2020 AGMs.

(g)	A voting exclusion statement is included in the Notice. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities, and it is not proposed to do so between the date of the Notice and the date of the Meeting. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

In the 12 months prior to the Meeting, the Company has issued an aggregate of 71,282,103 equity securities (ordinary shares) under the 10% Placement Facility approved by shareholders at the 2020 AGM. These aggregate 71,282,103 equity securities issued in the 12 months preceding the Meeting represent 5% of the total number of equity securities on issue in the Company (being 1,426,805,039 total equity securities comprising 1,356,255,039 ordinary shares and 70,550,000 unlisted options) at the commencement of the 12 month period preceding the Meeting (being 12 November 2021).

The issues, including anticipated issues, of securities by the Company in the 12 months prior to the Meeting are set out below:

EXPLANATORY MEMORANDUM

Date of issue	5 July 2021
Number issued	71,282,103
Total consideration received	AUD 3,792,207 before costs, being an issue price of AUD 0.0532 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company.
Use of funds raised	For working capital and to progress research and development activities. Amount spent: $0 Amount remaining: $3,792,207

Alterity THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

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Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of **Alterity Therapeutics Limited** hereby appoint

☐ the Chairman of the Meeting OR ☐

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Alterity Therapeutics Limited to be held virtually on Friday, 12 November 2021at 9:00am (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Item 1 (except where I/we have indicated a different voting intention in step 2) even though Item 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Item 1 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Director - Mr. Geoffrey Kempler	☐	☐	☐
Resolution 3	Re-election of Director - Mr.Tristan Edwards	☐	☐	☐
Resolution 4	Re-election of Director - Dr. David Sinclair	☐	☐	☐
Resolution 5	Ratification of prior issue of shares	☐	☐	☐
Resolution 6	Ratification of prior issue of shares	☐	☐	☐
Resolution 7	Approval of 10% Placement Issue	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

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